UNITED STATE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2025

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	First Half 2025 Trading Update dated 09 July 2025, prepared by WPP plc.

 9 July 2025

First Half 2025 Trading Update

 Rebasing FY guidance on tougher macro and weaker new business performance

WPP is updating the market today on H1 trading and the FY 2025 outlook. Against a challenging economic backdrop, we have seen a deterioration in performance as Q2 has progressed. We now anticipate H1 like-for-like (LFL1) revenue less pass-through costs to decline by -4.2% to -4.5%, with a decline of -5.5% to -6.0% in Q2 which, although impacted by one-off factors, is below our expectations. We expect the lower revenue less pass-through costs, coupled with severance action at WPP Media, to result in H1 headline operating profit2 in the range of £400m to £425m, which is consistent with a margin decline of 280 to 330 bps year-on-year (excluding FX).

With the expectation of continued macro uncertainty weighing on client spend and weaker net new business than originally anticipated, we are reducing our guidance for 2025 LFL revenue less pass-through costs to -3% to -5% and now expect a year-on-year decline in headline operating profit margin of 50 to 175 bps (excluding FX) reflecting benefits from continued action on costs.

Mark Read, Chief Executive Officer of WPP, said:

"Since the start of the year, we have faced a challenging trading environment with macro pressures intensifying and lower net new business. While we expected the second quarter to be similar to the first quarter, performance in June was worse than anticipated and we expect this pattern of trading in the first half to continue into the second half.

"As a result, we are updating our guidance for the full year and reducing our expectations on LFL revenue less pass-through costs growth to -3% to -5% (from flat to -2%) with a year-on-year decline in headline operating profit margin of 50 to 175 bps (vs. around flat previously).

"Our focus remains on ensuring the right balance between investing in the business for the long-term and continuing to reduce structural costs, while taking appropriate actions to respond to the current trading environment."

Conference Call at 7.30am UK/2.30am EDT:

Dial-in Details: UK +44 (0) 20 3936 2999; US +1 646 233 4753; Passcode: 522518
Replay: Webcast replay and transcript will be available as soon as possible here

1. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
2. Management believes these non-GAAP measures, including like-for-like, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group's results. Details of how these measures are calculated are detailed in the 2024 Preliminary Results RNS, 27 February 2025.

H1 2025 performance

●    H1 revenue less pass-through costs - We expect H1 revenue less pass-through costs to be around £5.0bn, which is consistent with a LFL decline of -4.2% to -4.5%. This implies a Q2 LFL decline in revenue less pass-through costs of -5.5% to -6.0%.

●    Business segments and regions - We saw a quarter-on-quarter deterioration in North America which we expect will be down low single digits across H1. Other regions have remained weak despite an easing comparative. By segment, Global Integrated Agencies has seen a step down from Q1 and is expected to decline mid-single digits in H1, with lower client spend and net new business impacting WPP Media and Ogilvy in particular.

●    Headline operating profit - The lower than expected revenue less pass-through costs, coupled with the severance action at WPP Media, is expected to result in headline operating profit in the range of £400m to £425m for H1, consistent with a headline operating profit margin of 8.0% to 8.5%, down 280 to 330 bps year-on-year (excluding FX).

●    2025 Interim Results - WPP will report interim results on 7 August 2025.

Financial outlook for 2025

●    LFL revenue less pass-through costs - Our original guidance of flat to -2% anticipated an improvement in the sequencing of net new business through the year and some scope for deterioration in the macro environment. With the macro environment weighing more heavily on client spending and less support from net new business (including pull forward of losses originally anticipated in 2026), we are updating our FY guidance for LFL revenue less pass-through costs to -3% to -5%, consistent with limited improvement from H1.

●    Headline operating profit margin - We continue to take action on costs, and expect these to deliver an improved margin in the second half. We expect severance actions taken in the second quarter at WPP Media to have a broadly neutral impact for the full year and generate £150m+ of annualised gross costs savings. That said, with LFL revenue less pass-through costs expected to be down more than our original guidance range, we believe there will be a trade off between holding the full year margin and continuing to make appropriate investment in the business. Reflecting this, we now assume a decline in headline operating profit margin of 50 to 175 bps (excluding FX).

●    Additional guidance - We will update on other 2025 financial indicators at our interim results in August.

This announcement contains information that constitutes as inside information. The person responsible for arranging the release of this announcement on behalf of WPP plc is Balbir Kelly-Bisla, Company Secretary.

For further information:
Media		Investors and analysts
Chris Wade, WPP	+44 20 7282 4600	Thomas Singlehurst, CFA	+44 7876 431922
Richard Oldworth,	+44 7710 130 634	Anthony Hamilton	+44 7464 532903
Burson Buchanan	+44 20 7466 5000	Melissa Fung	+44 7353 107064

press@wpp.com		irteam@wpp.com	wpp.com/investors

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned 'Risk Factors' in the Group's most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 09 July 2025.	By: ______________________
Balbir Kelly-Bisla
Company Secretary